The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement No. 335 (To Product Supplement No. EQUITY ARN-1 dated June 18, 2026, Prospectus Supplement dated February 13, 2026 and Prospectus dated February 13, 2026)	Subject to Completion Preliminary Pricing Supplement dated October 30, 2026	Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-292881 and 333-292881-01

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2026 December , 2026 January , 2028
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Wells Fargo Finance LLC

Accelerated Return Notes® Linked to the EURO STOXX 50® Index

Fully and Unconditionally Guaranteed by Wells Fargo & Company

￭Maturity of approximately 14 months

￭3-to-1 upside exposure to increases in the Index, subject to a capped return of [17.00% to 21.00%]

￭1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

￭All payments occur at maturity and are subject to credit risk; if Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment

￭No periodic interest payments or dividends

￭In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

￭Limited secondary market liquidity, with no exchange listing; intended to be held to maturity

￭The notes are the unsecured obligations of Wells Fargo Finance LLC. The notes and the related guarantee are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency

The notes are being issued by Wells Fargo Finance LLC and are fully and unconditionally guaranteed by Wells Fargo & Company. The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page TS-7 of this term sheet and beginning on page PS-5 of product supplement EQUITY ARN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.28 and $9.58 per unit, which is less than the public offering price listed below. The range for the initial estimated value of the notes is based on the estimated value of the notes determined for us as of the date of this term sheet by Wells Fargo Securities, LLC using its proprietary pricing models. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet for additional information.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to Wells Fargo Finance LLC	$ 9.825	$

(1)For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November , 2026

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Summary

The Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028 (the “notes”) are our senior unsecured debt securities. All payments on the notes are fully and unconditionally guaranteed by Wells Fargo & Company. The notes and the related guarantee are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. The notes will rank equally with all of our other unsecured and unsubordinated debt. The guarantee of the notes will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the EURO STOXX 50® Index (the “Index”), is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our and the Guarantor’s credit risk. See “Terms of the Notes” and “The Index” below.

The public offering price of each note of $10 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (a) the underwriting discount, (b) the projected profit that our hedge counterparty (which may be Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), BofAS or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (c) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described in “Risk Factors—The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S, BofAS or other dealers” below and is used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The initial estimated value of the notes as of the pricing date will be set forth in the final term sheet made available to investors in the notes.

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the range for the initial estimated value of the notes set forth on the cover page of this term sheet, based on its proprietary pricing models. The range for the initial estimated value reflects terms that are not yet fixed, as well as uncertainty about market conditions and other relevant factors as of the pricing date. In no event will the estimated value of the notes on the pricing date be less than the bottom of the range. Based on WFS’s proprietary pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Terms of the Notes		Redemption Amount Determination
Issuer:	Wells Fargo Finance LLC	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Wells Fargo & Company
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:

The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-25 of product supplement EQUITY ARN-1.

Participation Rate:	300%
Capped Value:	[$11.70 to $12.10] per unit, which represents a return of [17.00% to 21.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date, which will be set forth in the final pricing supplement.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit. See “Structuring the Notes” on page TS-17.
Joint Calculation Agents:	WFS and BofA Securities, Inc. (“BofAS”), acting jointly.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement EQUITY ARN-1 dated June 18, 2026:
https://www.sec.gov/Archives/edgar/data/72971/000183988226030048/wfc_424b2-19275.htm

￭Prospectus supplement dated February 13, 2026:
https://www.sec.gov/Archives/edgar/data/1738143/000183988226009700/seriesb-424b2_021326.htm

￭Prospectus dated February 13, 2026:

https://www.sec.gov/Archives/edgar/data/72971/000183988226009692/standalone-424b2_021326.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, together with this term sheet, for information about us, the Guarantor and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. When we refer to “we,” “us” or “our” in this document, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

￭You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

￭You accept that the return on the notes will be capped.

￭You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

￭You are willing to accept a limited market or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and the Guarantor’s actual and perceived creditworthiness, our assumed rate used to determine the economic terms of the notes and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and the Guarantor’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

￭You seek principal repayment or preservation of capital.

￭You seek an uncapped return on your investment.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the stocks included in the Index.

￭You seek an investment for which there will be a liquid secondary market or you are unwilling to hold the notes to maturity.

￭You are unwilling to accept the credit risk of Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, or unwilling to obtain exposure to the Index through an investment in the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a hypothetical Capped Value of $11.90 per unit (the midpoint of the Capped Value range of [$11.70 to $12.10]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. See below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, the Participation Rate of 300%, a hypothetical Capped Value of $11.90 per unit (the midpoint of the range for the Capped Value) and a hypothetical public offering price of $10.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, the actual price you pay for the notes and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.50	-2.50%	$9.75	-2.50%
100.00(1)	0.00%	$10.00	0.00%
102.50	2.50%	$10.75	7.50%
105.00	5.00%	$11.50	15.00%
106.34	6.34%	$11.90(2)	19.00%
110.00	10.00%	$11.90	19.00%
120.00	20.00%	$11.90	19.00%
130.00	30.00%	$11.90	19.00%
140.00	40.00%	$11.90	19.00%
150.00	50.00%	$11.90	19.00%
160.00	60.00%	$11.90	19.00%

(1)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)The Redemption Amount per unit cannot exceed the hypothetical Capped Value. Therefore, your return on the notes for Ending Values greater than approximately 106.34% of the Starting Value will be limited to the Capped Value.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 102.50, or 102.50% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.50
= $10.75 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.90 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of product supplement EQUITY ARN-1 identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

￭Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal. As a result, even if the value of the Index has increased at certain times during the term of the notes, if the Ending Value is less than the Starting Value, you will receive less than, and possibly lose all or a significant portion of, your principal amount.

￭The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.

￭Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

￭The notes are subject to credit risk. The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness, and you will have no ability to pursue any securities included in the Index for payment. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

￭As a finance subsidiary, we have no independent operations and will have no independent assets. As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

￭Holders of the notes have limited rights of acceleration.

￭Holders of the notes could be at greater risk for being structurally subordinated if either we or the Guarantor convey, transfer or lease all or substantially all of our or its assets to one or more of the Guarantor’s subsidiaries.

￭The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of the Guarantor; events of bankruptcy, insolvency, receivership or liquidation relating to the Guarantor and failure by the Guarantor to perform any of its covenants or warranties (other than a payment default under the guarantee) will not constitute an event of default with respect to the notes.

Valuation and Market-related Risks

￭The estimated value of the notes is determined by our affiliate’s pricing models, which may differ from those of MLPF&S, BofAS or other dealers. The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions. Based on these pricing models and related market inputs and assumptions, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on an internal funding rate that reflects, among other things, our and our affiliates’ view of the funding value of the notes. This rate is used for purposes of determining the estimated value of the notes since we expect secondary market prices, if any, for the notes that are provided by WFS or any of its affiliates to generally reflect such rate. WFS determined the estimated value of the notes based on this internal funding rate, rather than the assumed rate that we use to determine the economic terms of the notes, for the same reason. WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including, but not limited to, Index performance; interest rates; volatility of the Index; the time remaining to maturity; dividend yields on the securities included in the Index; volatility of currency exchange rates; and correlation between currency exchange rates and the Index. These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes is not an independent third-party valuation and certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from those of MLPF&S, BofAS and other dealers, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

that would be determined by MLPF&S, BofAS or other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

￭The estimated value of the notes on the pricing date, based on WFS’s proprietary pricing models, will be less than the public offering price. The public offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the public offering price. The costs included in the public offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include the underwriting discount, the projected profit that our hedge counterparty (which may be MLPF&S, BofAS or one of its affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described in the preceding risk factor. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

￭The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, the assumed rate used to determine the economic terms of the notes, and the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes a hedging related charge), as further described in “Structuring the Notes” on page TS-17. These factors, together with customary bid ask spreads, other transaction costs and various credit, market and economic factors over the term of the notes, including changes in the level of the Index, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

￭The initial estimated value does not represent the price at which we, the Guarantor, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and the Guarantor’s creditworthiness and changes in market conditions. BofAS has advised us that any repurchases by them or their affiliates are expected to be made at prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups. If you sell your notes to a dealer other than MLPF&S or BofAS in a secondary market transaction, the dealer may impose its own discount or commission.

￭The notes will not be listed on any securities exchange or quotation system and a trading market is not expected to develop for the notes. None of us, the Guarantor, MLPF&S, BofAS or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in the secondary market (if any). If a secondary market does exist, it may be limited, which may affect the price you receive upon any sale. Consequently, you should be willing to hold the notes until the maturity date.

￭If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The following factors are expected to affect the value of the notes: value of the Index at such time; volatility of the Index; economic and other conditions generally; interest rates; dividend yields; exchange rate movements and volatility; our and the Guarantor’s creditworthiness; and time to maturity.

Conflict-related Risks

￭Trading, hedging and other business activities of the Guarantor and any of our other affiliates, and those of MLPF&S or BofAS or one or more of its affiliates, may affect your return on the notes and their market value and create conflicts of interest with you. The Guarantor and any of our other affiliates’ business, hedging and trading activities, and those of MLPF&S or BofAS or its affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities the Guarantor and any of our other affiliates or MLPF&S or BofAS or its affiliates engage in for their clients’ accounts, may adversely affect the level of the Index and, therefore, adversely affect the market value of and return on the notes and may create conflicts of interest with you. The Guarantor and any of our other affiliates or MLPF&S or BofAS and its affiliates may also publish research reports on the Index or one of the companies included in the Index, which may be inconsistent with an investment in the notes and may adversely affect the level of the Index. For more information about the hedging arrangements related to the notes, see “Structuring the Notes” on page TS-17.

￭There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS. As joint calculation agents, WFS and BofAS will determine any values of the Index and make any other determination necessary to calculate any payments on the notes. In making these determinations, WFS and BofAS may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “Description of ARNs—Market Disruption Events,” “—Adjustments to an Index,” and “—Discontinuance of an Index” in the accompanying product supplement.

Market Measure-related Risks

￭You must rely on your own evaluation of the merits of an investment linked to the Index.

￭The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

￭You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

￭While the Guarantor or our other affiliates and MLPF&S, BofAS or its affiliates may from time to time own securities of companies included in the Index, we, the Guarantor, MLPF&S, BofAS and our and their respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

￭Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Index. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities included in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

Tax-related Risks

￭The U.S. federal tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as described in this term sheet under “United States Federal Income Tax Considerations” as well as “Risk Factors—Tax-related Risks—The U.S. federal tax consequences of an investment in the ARNs are unclear” and “United States Federal Tax Considerations” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes might be materially and adversely affected.

Other Terms of the Notes

Market Measure Business Day

The following definition supersedes and replaces the definition of “Market Measure Business Day” set forth in product supplement EQUITY ARN-1.

A “Market Measure Business Day” means a day on which:

(A)the Eurex (or any successor) is open for trading; and

(B)the Index or any successor thereto is calculated and published.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

The Index

We obtained all information contained in this term sheet regarding the Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX” or the “Index Sponsor”), a wholly owned subsidiary of Deutsche Börse AG. The Index is calculated, maintained and published by STOXX. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index at any time. The consequences of the Index Sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the ARNs—Discontinuance of an Index” in product supplement EQUITY ARN-1. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Index in connection with the offer and sale of the notes.

In addition, information about the Index may be obtained from other sources including, but not limited to, the Index Sponsor’s website. We are not incorporating by reference into this term sheet the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Index is accurate or complete.

The Index does not reflect the payment of dividends on the stocks underlying it and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until maturity.

General

The Index is a free-float market capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of 8 Eurozone countries: Belgium, Finland, France, Germany, Ireland, Italy, the Netherlands and Spain. At any given time, some eligible countries may not be represented in the Index. The Index is calculated and published by STOXX and the euro price return version of the Index is reported by Bloomberg L.P. under the ticker symbol “SX5E.”

The selection list for the Index is composed of the components of the EURO STOXX® Index. In addition, the selection list for the Index includes the top 60% of the free-float market capitalization of each of the 20 EURO STOXX® Supersector indices and all current Index component stocks. All the stocks on the selection list are ranked in terms of free-float market capitalization. The largest 40 stocks on the selection list are selected for inclusion in the Index; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60. If the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks.

The weighting cap factor limits the weight of each component stock within the Index to a maximum of 10% of the Index at the time of each review.

Index Maintenance

The composition of the Index is reviewed annually in September. The review cut-off date is the last trading day of August. The composition of the Index is also reviewed monthly and components that rank 75 or below are replaced and non-component stocks that rank 25 or above are added.

In addition, changes to country classification and listing are effective as of the next quarterly review. At that time, the Index is adjusted accordingly to remain consistent with its country membership rules by deleting the company where necessary.

The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, bankruptcy, and price and share adjustments) that affect the Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

To maintain the number of components constant, a removed company is replaced by the highest-ranked non-component on the relevant selection list. The selection list is updated on a monthly basis according to the review component selection process.

The free-float factors for each component stock used to calculate the Index are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

Index Calculation

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the value of the Index can be expressed as follows:

Index =	free-float market capitalization of the Index
divisor

The “free-float market capitalization of the Index” is equal to the sum of the products, for each component stock, of the price, number of shares, free-float factor, weighting cap factor and, if applicable, the exchange rate from the local currency into the index currency of the Index as of the time the Index is being calculated.

The free-float factor of each component stock is intended to reduce the number of shares to the actual amount available on the market. All fractions of the total number of shares that are larger than or equal to 5% and whose holding is of a long-term nature are excluded from the calculation of the Index, including: cross-ownership (stock owned either by the company itself, in the form of treasury shares, or owned by other companies); government ownership (stock owned by either governments or their agencies); private ownership (stock owned by either individuals or families); and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction. Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the values of the Index despite changes due to corporate actions. The following is a summary of the adjustments to any component stock of the Index made for corporate actions and the effect of such adjustment on the divisor of the Index, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

𝜏	= withholding tax
Divt	= dividend amount announced by company
pt-1	= closing price on the day before the ex-date
padj	= new adjusted price
wft-1	= weighting factor on the day before the ex-date
wfadj	= new adjusted weighing factor
st-1	= number of shares on the day before the ex-date
sadj	= new adjusted number of shares
SP	= subscription price

Special Cash Dividend	Divisor

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution.

padj = pt-1 - Divt × (1 – 𝜏*)

* If a withholding tax (𝜏) applies then 𝜏 > 0, else 𝜏 = 0.

decreases
Split and Reverse Split	Divisor
padj = pt-1 × A / B sadj = st-1 × B / A	unchanged
Rights Offering

If the subscription price is not available or equal to or greater than the closing price on the day before the ex-date (out-of-the-money), then no adjustment is made.

If the subscription price is available as a price range and not as a fixed price, the price and share adjustment is performed only if both lower and upper range are in the money. The average value between lower and upper range will be used as a subscription price.

Standard Rights Issue	Divisor
padj = (pt-1 × A + SP × B) / (A + B) sadj = st-1 × (A + B) / A	increases
Highly Dilutive Rights Issue	Divisor

A rights offering is considered to be a Highly Dilutive Rights Issue (“HDRI”) if the share ratio is larger than or equal to 200% (B/A ≥ 2).

●Scenario 1: If a HDRI is fully underwritten it will be implemented as a Standard Rights Issue.

●Scenario 2: if a HDRI is not fully underwritten and the rights are tradable on the ex-date on the same eligible stock exchange as the parent company:

oThe rights will be included into the indices with a theoretical price on the ex-date with the same parameters as the parent company.

oThe rights will be removed at the close of the day they start to trade based on its closing price.

oIf the rights issue results into listing of new shares and satisfy certain criteria relating to free float factors and share adjustments under STOXX methodology, then the number of shares will be increased after the new shares have been listed.

●Scenario 3: If a HDRI is not fully underwritten and the rights are not tradable on the ex-date or not tradable on the ex-date on the same eligible stock exchange as the parent company:

unchanged on ex-date decreases after deletion of rights increases on the day of the share increase unchanged on ex-date

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

oThe rights will be included into the indices with a theoretical price on the ex-date with the same parameters as the parent company.

oThe rights will be removed on the ex-date at the close, using a price of 0.0000001 in local currency.

oIf the rights issue results into listing of new shares and satisfy certain criteria relating to free float factors and share adjustments under STOXX methodology, then the number of shares will be increased after the new shares have been listed.

unchanged increases on the day of the share increase
Ordinary Stock Dividend	Divisor
padj = pt-1 × A / (A + B) sadj = st-1 × (A + B) / A	unchanged
Stock Dividend From Treasury Stock (only if treated as a special cash dividend)	Divisor
Stock dividends from treasury stocks will be adjusted as cash dividends. padj = pt-1 - pt-1 × B / (A + B)	decreases
Stock Dividend From Redeemable Shares (only if treated as a special cash dividend)	Divisor

Stock dividends from redeemable shares will be adjusted as cash dividends. In such a case, redeemable shares are considered as:

●A separated share line with a fixed price.

●Ordinary shares that are self-tendered on the same ex-date.

padj = pt-1 - pt-1 × B / (A + B)

decreases
Stock Dividend of Another Company	Divisor
padj = [(pt-1 × A) – [(1 – 𝜏*) × price of the other company × B]] / A * If a withholding tax (𝜏) applies then 𝜏 > 0, else 𝜏 = 0.	decreases
Return of Capital and Share Consolidation	Divisor

The event will be applied as a combination of cash/special dividend together with a reverse split.

●If the return of capital is considered as regular cash dividend, then the treatment under “Split and Reverse Split” above applies.

●If the return of capital is considered as special cash dividend, then the treatment under “Special Cash Dividend” and “Split and Reverse Split” above apply accordingly.

padj = [pt-1 - capital return announced by company × (1 – 𝜏*)] × A / B

* If a withholding tax (𝜏) applies then 𝜏 > 0, else 𝜏 = 0.

sadj = st-1 × B / A

decreases decreases
Repurchase of Shares/Self-Tender	Divisor
padj = [(pt-1 × st-1) – (tender price × number of tendered shares)] / sadj sadj = st-1 - number of tendered shares	decreases
Spin-off	Divisor

The adjusted price (padj), the number of shares before the ex-date (st-1) and the weighting factor on the day before the ex-date (wft-1) refer to the parent company.

padj = (pt-1 × A – price of spun-off shares × B) / A

New number of shares for the spun-off company = st-1 × B

unchanged on ex-date
Combination of Stock Distribution (Dividend or Split) and Rights Offering	Divisor

For the below corporate actions, the following additional assumptions apply:

●Shareholders receive ‘B’ new shares from the distribution and ‘C’ new shares from the rights offering for every ‘A’ share held.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

●If ‘A’ is not equal to one, all the following ‘new number of shares’ formulas need to be divided by ‘A’:

oIf rights are applicable after stock distribution (one action applicable to another)

padj = [pt-1 × A + SP × C × (1 + B / A)] / [(A + B) × (1 + C / A)]

sadj = st-1 × [(A + B) × (1 + C / A)] / A

oIf stock distribution is applicable after rights (one action applicable to another)

padj = (pt-1 × A + SP × C) / [(A + C) × (1 + B / A)]

sadj = st-1 × (A + C) × (1 + B / A)

oStock distribution and rights (neither action is applicable to the other)

padj = (pt-1 × A + SP × C) / (A + B + C)

sadj = st-1 × (A + B + C) / A

increases increases increases
Addition/Deletion of A Company

No price adjustments are made. The change in market capitalization determines the divisor adjustment. If the change in market capitalization between added and deleted companies of an index increases (decreases), then the divisor increases (decreases). If the change is null, then the divisor remains unchanged.

Free Float and Shares Changes

No price adjustments are made. The change in market capitalization determines the divisor adjustment. If the change in market capitalization of an index increases (decreases), then the divisor increases (decreases). If the change is null, then the divisor remains unchanged.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

The following graph shows the daily historical performance of the Index in the period from January 1, 2016 through October 29, 2026. We obtained this historical data from Bloomberg Finance L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Finance L.P. On October 29, 2026, the closing level of the Index was 6,207.07.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

License Agreement

Wells Fargo & Company, our parent company, and STOXX have entered into or expect to enter into a non-exclusive license agreement providing for the license to us, and certain of our affiliates, in exchange for a fee, of the right to use indices owned and published by STOXX in connection with the notes. The license agreement provides or is expected to provide that the following language must be stated in this term sheet.

“STOXX and its licensors (the “Licensors”) have no relationship to us other than the licensing of the Index and the related trademarks to Wells Fargo & Company, our parent company, for use in connection with the notes.

STOXX and its Licensors do not:

●Sponsor, endorse, sell or promote the notes.

●Recommend that any person invest in the notes.

●Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

●Have any responsibility or liability for the administration, management or marketing of the notes.

●Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

●STOXX and its Licensors do not make any warranty, express or implied, and disclaim any and all warranty about:

oThe results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Index and the data included in the Index;

oThe accuracy or completeness of the Index and its data;

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

oThe merchantability and the fitness for a particular purpose or use of the Index and their data;

●STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or their data;

●Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between Wells Fargo & Company and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.”

Accelerated Return Notes®	TS-15

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has informed us of the information in the following paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

BofAS has advised us that MLPF&S, BofAS or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices determined by reference to their pricing models and at their discretion, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has informed us that at MLPF&S’s and BofAS’s discretion, assuming no changes in market conditions from the pricing date, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes for a short initial period after the issuance of the notes. Any price offered by MLPF&S or BofAS for the notes is expected to be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, the Guarantor, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

BofAS has informed us that, as of the date of this term sheet, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do; and that estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. Any such price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Wells Fargo Finance LLC or Wells Fargo & Company or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-16

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. The related guarantees are Wells Fargo & Company’s obligations. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our and the Guarantor’s actual or perceived creditworthiness at the time of pricing. Because of the higher issuance, operational and ongoing management costs of market-linked notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences, the assumed rate we use in pricing market-linked notes is generally lower than our internal funding rate. This relatively lower assumed rate, which is reflected in the economic terms of the notes, along with other costs relating to selling, structuring, hedging and issuing the notes, results in the initial estimated value of the notes on the pricing date being less than the public offering price. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S, BofAS and one of our respective affiliates, and take into account a number of factors, including our and the Guarantor’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by our affiliates, MLPF&S, BofAS or any other hedge providers. Any profit in connection with such hedging activity will be in addition to any other compensation that our affiliates, the agent and its affiliates receive for the sale of notes, which creates an additional incentive to sell the notes to you.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-21 of product supplement EQUITY ARN-1.

Accelerated Return Notes®	TS-17

Accelerated Return Notes® Linked to the EURO STOXX 50® Index, due January , 2028

United States Federal Income Tax Considerations

You should review carefully the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. Moreover, as discussed in the section entitled “United States Federal Tax Considerations” in the accompanying product supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a note relates is a U.S. real property holding corporation or a passive foreign investment company. If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder (as defined in the accompanying product supplement) in the case of a passive foreign investment company, or to a non-U.S. holder (as defined in the accompanying product supplement) in the case of a U.S. real property holding corporation. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a note.

In the opinion of our counsel, it is reasonable to treat a note as a prepaid derivative contract that is an “open transaction” for U.S. federal income tax purposes, as more fully described in “United States Federal Tax Considerations—Tax Treatment of the ARNs” in the accompanying product supplement. However, our counsel’s opinion is based on market conditions as of the date of this term sheet and is subject to confirmation in the final pricing supplement.

By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year and short-term capital gain or loss otherwise. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. If you are a non-U.S. holder, please also read the section entitled “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (each, an “underlying security”). An IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2029, that do not have a delta of one with respect to any underlying security. Based on the terms of the notes and certain determinations made by us as of the date of this term sheet, we expect that the notes will not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any underlying security. Therefore, we expect that the notes will not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes. A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an underlying security. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Accelerated Return Notes®	TS-18